Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286709

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 30 DATED APRIL 21, 2026
TO THE PROSPECTUS DATED APRIL 23, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 23, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2026 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus included herein is a combined prospectus that relates to (i) the Registration Statement (File No. 333-264145), dated April 5, 2022, as amended, previously filed by the Fund on Form N-2 (the “Prior Registration Statement”) and (ii) the Registration Statement (File No. 333-286709), dated April 23, 2025, as amended, previously filed by the Fund on Form N-2. This Supplement also constitutes a supplement to the Prior Registration Statement.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) April 21, 2026

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sale of Equity Securities.

During April 2026, Ares Strategic Income Fund (the “Fund”) sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on April 21, 2026. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of March 31, 2026. The offer and sale of these Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During April 2026 (number of shares finalized on April 21, 2026)	1,932,344	$51.9

Item 8.01  Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of March 31, 2026, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of March 31, 2026
Class I	$26.85
Class S	$26.85
Class D	$26.85

As of March 31, 2026, the Fund’s aggregate NAV was approximately $10.5 billion, the fair value of its portfolio investments was approximately $21.3 billion, and it had approximately $11.1 billion of debt outstanding. The Fund’s debt-to-equity ratio as of March 31, 2026 was 1.08x, or 1.05x net of available cash of approximately $362 million. In addition, subject to borrowing base and other restrictions, the Fund had approximately $4.1 billion available for additional borrowings under its existing credit facilities as of March 31, 2026.

April 2026 Distributions

As previously disclosed, on January 7, 2025, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01876	$0.19554
Class D	$0.21430	$0.00552	$0.20878

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on April 30, 2026 and will be paid on or about May 21, 2026.

The April 2026 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

May and June 2026 Distributions

As previously disclosed, on January 7, 2026, the Fund announced the declaration of regular monthly gross distributions for May and June 2026, in each case for each class of its Common Shares in the amounts per share set forth below:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
May 29, 2026	June 24, 2026	$0.21430	$0.21430	$0.21430
June 30, 2026	July 23, 2026	$0.21430	$0.21430	$0.21430
________________________________________

(1)The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

Portfolio and Business Commentary

As of March 31, 2026, the Fund had investments in 838 portfolio companies with total fair value of approximately $21.3 billion. As of March 31, 2026, 92% of the debt investments at fair value in the Fund’s portfolio were floating rate. As of March 31, 2026, based on fair value, the Fund’s portfolio investments consisted of the following:

As of March 31, 2026
Portfolio Investments
First lien senior secured loans	78.0%
Second lien senior secured loans	1.9
Senior subordinated loans	6.2
Corporate bonds	0.5
Collateralized loan obligations	4.1
Commercial mortgage-backed securities	0.7
Private asset-backed investments	1.4
Investments in joint ventures	2.4
Preferred equity	1.6
Other equity	3.2
Total	100.0%

As of March 31, 2026, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of March 31, 2026
Industry
Software and Services	20.6%
Health Care Equipment and Services	10.8%
Commercial and Professional Services	9.4%
Capital Goods	8.8%
Investment Funds and Vehicles(1)	8.4%
Financial Services	6.6%
Consumer Services	6.1%
Insurance	5.0%
Sports, Media and Entertainment	4.0%
Consumer Distribution and Retail	3.6%
________________________________________

(1)Includes the Fund’s investments in a joint venture established between the Fund and a large North American pension fund.

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $15.0 billion of its Common Shares, pursuant to a registered offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing, reflective of transfers between share classes. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering and in Private Placements on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration(1)
Registered Offering:
Class I	113,651,134	$3,109.3
Class S	50,432,516	$1,378.0
Class D	33,312,466	$913.4
Private Placements
Class I	235,880,721	$6,429.1
Class S	—	—
Class D	—	—
Total Registered Offering and Private Placements*	433,276,837	$11,829.9
________________________________________

(1)No underwriting discounts or commissions have been or will be paid in connection with the sale of such common shares. Although the Fund does not charge investors an upfront sales load with respect to its common shares, if common shares are purchased through certain selling agents, such selling agents may directly charge shareholders transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class I common shares, a 3.5% cap on NAV for Class S common shares and a 2.0% cap on NAV for Class D common shares.

*Amounts may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: April 21, 2026

	By:	/s/ SCOTT C. LEM
	Name:	Scott C. Lem
	Title:	Chief Financial Officer and Treasurer

Please retain this Supplement with your Prospectus.